FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2009
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Not applicable.

(1)	Press Release, “Dr. Reddy’s launches RedisparTM in India”, April 22, 2009.

(2)	Press Release, “Dr. Reddy’s launches NexretTM”, April 28, 2009.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr Reddy’s launches RedisparTM in India
April 22, 2009, Hyderabad
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has launched RedisparTM (Doxercalciferol) in India. Used in the treatment of secondary hyperparathyroidism (SHPT) due to chronic kidney disease, RedisparTM is the first pro-vitamin D2 to be available in the country.
RedisparTM is used to maintain the parathyroid hormone (PTH) and calcium levels in the body in chronic kidney disease patients. Doxercalciferol is safer and more effective in comparison to Calctirol (vitamin D3) and Alfacalcidol (pro vitamin D3).
It is available in soft gelatin capsule form, and in dosages of 0.5mcg and 2.5mcg.
Notes to the editor:

Brief mode of action of RedisparTM:
•	Doxercalciferol is a pro vitamin D2

•	It is in an inactive form and gets activated in the liver.

•	The activated form helps maintain the parathyroid hormone and calcium levels in the body
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. A fully integrated global pharmaceutical company, we serve our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, comprising our Active Pharmaceuticals and Custom Pharmaceuticals businesses; Global Generics, which includes branded and unbranded generics; and Proprietary Products which includes New Chemical (NCEs), Differentiated Formulations, and Generic Biopharmaceuticals.
Our products are marketed globally, with a focus on India, US, Europe and Russia. Dr. Reddy’s conducts NCE research in the areas of metabolic disorders, cardiovascular indications, anti-infectives and inflammation. www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or at 908-203-4931
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
Rajan S at rajans@drreddys.com or +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches NexretTM
April 28, 2009, Hyderabad
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has launched NexretTM (Tretinoin 0.04% & 0.1% as microspheres) in India. It marks the entry of Dr. Reddy’s into the topical anti-acne segment, a commonly diagnosed condition by dermatologist.
NexretTM is a next generation anti-acne formulation made from a proprietary non-porous microsphere technology. This unique technology minimizes irritation associated with drugs like Tretinoin and provides controlled delivery of drug to the skin.
NexretTM is available in gel formulation and in pack size of 15 gms.
Notes to the editor:
•	The anti-acne market in India is about Rs 130 crores growing at the rate of about 14%.(Source: ORG IMS)
     Brief mode of action of NexretTM:
•	Topical Tretinoin is considered as one of the most efficacious drug to treat Acne.

•	However, its use is restricted because of irritation, erythema, burning, dryness, etc.

•	NexretTM contains Tretinoin entrapped in microspheres enabling more amount of drug loading and also reducing unwanted adverse effects.

•	This microsphere technology has been developed internally and patent application has been filed in 7 countries.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. A fully integrated global pharmaceutical company, we serve our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, comprising our Active Pharmaceuticals and Custom Pharmaceuticals businesses; Global Generics, which includes branded and unbranded generics; and Proprietary Products which includes New Chemical (NCEs), Differentiated Formulations, and Generic Biopharmaceuticals.
Our products are marketed globally, with a focus on India, US, Europe and Russia. Dr. Reddy’s conducts NCE research in the areas of metabolic disorders, cardiovascular indications, anti-infectives and inflammation. www.drreddys.com
For more information please contact:

Investors:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or at 908-203-4931
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
S Rajan at rajans@drreddys.com or +91-40- 66511725

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: May 8, 2009		Name:	V.S. Suresh
		Title:	Company Secretary

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